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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 14)*
                                         --

                       TEXAS REGIONAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                            CLASS A VOTING COMMON
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                882673 10 6
                     ----------------------------------
                              (CUSIP Number)

                                 12-31-00
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 882673 10 6
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     GLEN E. RONEY
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     UNITED STATES
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       1,102,792
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                         208,816
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    1,029,612
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                      281,996
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
               1,311,608
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
               8.9%
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(12) Type of Reporting Person (See Instructions)
               IN
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ITEM 1.

    (a)   Name of Issuer
          TEXAS REGIONAL BANCSHARES, INC.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          3900 NORTH 10TH STREET, 11TH FLOOR, McALLEN, TX 78502-5910
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ITEM 2.

    (a)   Name of Person Filing
          GLEN E. RONEY
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          3900 NORTH 10TH STREET, 11TH FLOOR, McALLEN, TX 78502-5910
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    (c)   Citizenship
          USA
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    (d)   Title of Class of Securities
          CLASS A VOTING COMMON
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    (e)   CUSIP Number
          882673 10 6
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        1,311,608 of which 153,648 shares represents the right to acquire shares through the exercise of options
    ---------------------------------------------------------------------------

    (b) Percent of class:
        8.9
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
                                       1,102,792
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
                                         208,816
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
                                       1,029,612
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
                                         281,996
              -----------------------------------------------------------------

         Note: This statement includes shares allocated to my account and held by the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP"). I and two other individuals, Morris Atlas and
         Frank N. Boggus serve as Co-Trustees of the Employee Stock Ownership Trust (the "Trust") related to the ESOP. The ESOP Plan and Trust Agreement give the Trustees the power to vote unallocated shares and to direct the disposition of dividends and the proceeds from the sale of shares. Plan participants have the power to vote shares allocated to their accounts. The ESOP Plan and Trust Agreement also give the Trustees certain limited power to dispose of shares held pursuant to the ESOP Plan, based on limitations and conditions as contained in the ESOP Plan and Trust Agreement. Without regard to the 10% stock dividend declared by the Board of Directors on December 18, 2000, to shareholders of record January 2, 2001, as of December 31, 2000 a total of 576,422 Class A Voting Common shares were held pursuant to the ESOP Plan and Trust Agreement. All of the shares held pursuant to the ESOP Plan and Trust Agreement have been allocated to participant accounts. Except for the 10% stock dividend noted above, the shares allocated to my account as an employee of Texas Regional Bancshares, Inc. and a participant in the ESOP at December 31, 2000 are included in this statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         I disclaim beneficial ownership of 91,712 shares included in this statement. These shares are held by the Texas State Bank Trust Department and as a member of the Trust Committee along with several other individuals, I have the power to vote the shares. However, I do not have the right to receive, nor the right to proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

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ITEM 10. CERTIFICATION

         Not applicable

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                       2-13-01
                                       ----------------------------------------
                                                         Date
                                                  /s/ G. E. Roney
                                       ----------------------------------------
                                                      Signature
                                                     G. E. Roney
                                       ----------------------------------------
                                                      Name/Title